Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following press release was issued by CTWS on June 18, 2018.

Connecticut Water Service Provides Update on Go-Shop Process

No Proposals or Indications of Interest Received Following Extensive Outreach to

More than 50 Potential Bidders

Process Affirms that SJW Group Merger Maximizes Value for Connecticut Water Shareholders

Given Absence of Any Indication of Interest, Board Determines to Conclude Process

and Reaffirms Commitment to SJW Group Merger

Clinton, Conn., June 18, 2018 – Connecticut Water Service, Inc. (NASDAQ: CTWS) today announced that the deadline to submit non-binding indicative proposals under the Company’s previously announced “go-shop” process has expired and that no proposals or indications of interest were received.

As previously announced, the terms of the Connecticut Water and SJW Group (NYSE: SJW) merger agreement were amended to include a new go-shop provision, which allowed Connecticut Water to actively solicit proposals for an alternative merger, acquisition or other strategic transaction involving the Company. As part of this two-phase, 45-day go-shop process:

•	Connecticut Water’s financial advisors directly contacted more than 50 parties, including more than 20 water and regulated utilities and more than 30 financial sponsors, to determine their interest in exploring a potential transaction with Connecticut Water.

•	Parties were encouraged to review Connecticut Water’s publicly-available information, including all regulatory and SEC filings made in connection with the SJW Group merger (which includes a detailed 182-page proxy statement containing the Company’s financial projections).

•	Of the parties contacted, half sought and received additional details regarding the Company.

•	All parties were informed that June 13, 2018 was the deadline for submitting preliminary, non-binding indications of interest, after which selected parties would be provided additional information and access to management before the July 14, 2018 deadline for submitting final proposals.

•	As of June 17, 2018, no proposals or indications of interest have been received. The Company noted that Eversource Energy (NYSE: ES) was among those contacted and invited to participate in the go-shop process; however, Eversource did not participate in the process and did not submit a proposal for consideration.

Given the absence of any alternative proposal submitted during the go-shop process, the Connecticut Water Board of Directors has unanimously determined to conclude the go-shop process and has unanimously reaffirmed its support for the SJW Group merger, which it believes is in the best interests of all Connecticut Water shareholders as well as the employees, customers and communities Connecticut Water serves.

Carol Wallace, Chairman of the Connecticut Water Board of Directors, said, “We believe the completion of this go-shop process should enable all of our shareholders to have confidence that the SJW Group merger maximizes the value of their investment. Before announcing the agreement with SJW Group, the Board, in consultation with its financial and legal advisors, considered various alternatives and unanimously determined then, and reaffirms now, that the SJW Group merger is in the best interests of Connecticut Water shareholders and delivers substantial value and benefits both at completion and over the long-term.”

Wallace continued, “We are moving forward to seek approval from shareholders and regulators and look forward to completing our value-enhancing merger with SJW Group as planned.”

Connecticut Water urges its shareholders to ignore Eversource’s obstructive communications campaign, which is designed to serve the interests of Eversource, not Connecticut Water shareholders. As previously detailed, the Connecticut Water Board carefully evaluated Eversource’s proposal for $63.50 per share and concluded that it was not a superior proposal or reasonably likely to lead to a superior proposal and reaffirmed its intention to unanimously recommend that all Connecticut Water shareholders vote FOR the SJW Group merger, for reasons including, but not limited to:

•	Eversource’s inadequate, non-binding proposal significantly undervalues Connecticut Water. It is under market and provides less value to Connecticut Water shareholders than the SJW Group merger. In fact, Eversource’s $63.50 per share proposal is below Connecticut Water’s most recent closing stock price of $65.00 per share on June 15, 2018, and is below the Company’s average daily closing stock price of $65.23 for the prior 30 trading days. It is also less than the implied value of $64.72 per share that Connecticut Water shareholders would receive through the SJW Group merger, based on SJW Group’s unaffected closing share price as of April 25, 2018[1];

•	Eversource’s stock-based alternative is not an attractive acquisition currency for Connecticut Water shareholders given Eversource’s record of underperformance and limited future growth prospects;

•	Eversource’s cash-based alternative would prevent Connecticut Water shareholders from participating in any future growth of the combined company;

•	Eversource’s proposal is inconsistent with the investment criteria that Connecticut Water shareholders say they value, including a desire to invest in a pure-play water utility led by a team with a proven record of value creation;

•	Eversource’s proposal lacks any commitments regarding customer service levels or to maintaining jobs or the local operations teams that serve Connecticut Water customers and communities; and

•	Eversource’s proposal fails to provide benefits or commitments to customers, employees, or the communities Connecticut Water serves.

Eversource’s recent assertion that it could deliver additional value to Connecticut Water shareholders is based on the false premise that the termination fees required under the SJW Group merger agreement would be avoided by Connecticut Water or paid to Connecticut Water by SJW Group. That is in contrast to Eversource’s proposal letter submitted on April 5, 2018, which explicitly stated its proposal would not be reduced by the termination fee. Eversource’s assertion is also inconsistent with industry norms and its own past practices. In fact, since 2010, 100% of announced merger of equals transactions within the U.S. included a termination fee. Notably, Eversource itself was formed in 2012 through a merger involving the former Northeast Utilities and NSTAR, which included a termination fee of $135 million.

Connecticut Water looks forward to completing the SJW Group merger and realizing the significant value and benefits it provides. As previously announced, the merger with SJW Group:

•	Delivers a significant immediate premium with the opportunity for continued substantial value creation. In addition to providing Connecticut Water shareholders with a substantial premium based on the Company’s unaffected stock price on March 14, 2018, the stock-based consideration provides shareholders with the opportunity to participate in the substantial upside value that is expected to be created as a result of the combined company’s position as a leading, national, pure-play water utility company.

•	Creates a new company with an enhanced growth platform and expanded rate base as a result of increased scale, geographic diversity and strong financial foundation. The combined company will be the third-largest investor-owned water and wastewater utility in the U.S. and will have a strong multi-state presence in California, Connecticut, Maine and Texas. The increased financial and operating scale of the new organization provides the opportunity for investments in service and reliability across a more diverse geographic footprint, enhancing value for shareholders as well as benefitting customers and communities.

[1]

Based on the 1.1375 exchange ratio and SJW Group’s closing stock price of $56.90 per share on April 25, 2018, the day before California Water Service announced its proposal to acquire SJW Group. The value per share of the merger of equals with SJW Group is not fixed and fluctuates based on SJW Group’s stock price.

•	Provides long-term benefits for customers, employees and communities with experienced local employees, leadership team and New England headquarters remaining in Connecticut. The merger will maintain Connecticut Water’s longstanding commitments to outstanding customer service, which will be enhanced by the benefits of scale and the sharing of best practices, operational expertise and more extensive resources of the combined organization.

•	Combines proven management teams who believe world-class customer service is a priority and have records of strategic execution and superior value creation. The combined SJW Group-Connecticut Water company will be led by an experienced Board and leadership team that leverages the strengths and capabilities of both companies. Each of the combined company’s operating utilities and their customers will continue to be supported locally by a team of dedicated employees and their accomplished, existing leaders with no merger-related layoffs or job losses.

The Connecticut Water team, which will remain in place, has delivered:

•	Superior shareholder returns: Over the past five years, Connecticut Water has delivered a 179 percent total return to the Company’s shareholders, outperforming Eversource, Connecticut Water’s peers and the Dow Jones Utility Average Index by 119 percent, 66 percent and 145 percent, respectively[2].

•	Leading customer service: Connecticut Water has customer satisfaction rankings that consistently exceed 90 percent in customer surveys conducted by an independent research firm.

SJW Group has likewise delivered excellent customer service and shareholder returns and the combined organization will continue with that focus.

•	Would be highly accretive, while protecting jobs. The SJW Group merger is expected to be immediately accretive to Connecticut Water’s standalone earnings per share, achieving accretion of approximately 5% to 10% annually on an earnings per share basis for the years 2019 through 2022. Notably, these accretion estimates are not dependent on cost savings or job cuts. Indeed, no merger-related layoffs are planned so there will be no impact on jobs at the utilities in Connecticut, Maine, California and Texas.

•	Creates a new company with shareholder returns derived from a stable and robust dividend and numerous investment opportunities. The combined SJW Group-Connecticut Water company is expected to benefit from a robust balance sheet and enhanced financial flexibility, with total assets of $2.4 billion. This will result in a stronger financial foundation and increased capital markets access yielding a lower cost of capital, which will better enable the new organization to compete for attractive growth opportunities on a national level, supporting continued growth in both its dividend and earnings per share.

The SJW Group merger is subject to customary closing conditions and approvals, including from SJW Group stockholders for the issuance of shares in the transaction, Connecticut Water shareholders, the Connecticut Public Utilities Regulatory Authority, the Maine Public Utilities Commission, and the Federal Communications Commission. As previously announced, the Federal Trade Commission has already granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Based on the approvals required, Connecticut Water continues to expect the merger with SJW Group to close by year-end 2018.

[2]	Returns calculated on CTWS unaffected closing stock price as of March 14, 2018, the day prior to merger announcement.

Wells Fargo Securities, LLC is serving as Connecticut Water’s financial advisor and Sullivan & Cromwell LLP as its legal counsel.

Important Information for Connecticut Water Shareholders

Connecticut Water will mail to shareholders its proxy statement and GREEN proxy card as well as additional information about the Company’s merger with SJW Group.

Connecticut Water shareholders are advised to take no action in response to any materials they may receive from Eversource and to DISCARD ALL BLUE proxy cards or other materials from Eversource.

Connecticut Water shareholders who have questions or would like additional information should contact Connecticut Water’s proxy solicitor, Morrow Sodali, toll-free at (800) 662-5200 or by e-mail at CTWS@morrowsodali.com.

About CTWS

CTWS is a publicly traded holding company headquartered in Clinton, Connecticut. CTWS is the parent company of The Connecticut Water Company, The Maine Water Company, The Avon Water Company, and The Heritage Village Water Company. Together, these subsidiaries provide water service to more than 450,000 people in Connecticut and Maine, and wastewater service to more than 10,000 people in Connecticut.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of CTWS or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or CTWS; (8) the ability of SJW Group and CTWS to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the Securities and Exchange Commission (the “SEC”) on April 25, 2018 in connection with the proposed transaction, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018, and CTWS’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to CTWS’s overall business and financial condition, including those more fully described in CTWS’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither CTWS or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CTWS and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of CTWS and SJW Group that also constitutes a prospectus of SJW Group. CTWS will also file a GREEN proxy card with the SEC, and CTWS and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which CTWS or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CTWS AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by CTWS or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by CTWS will be made available free of charge on CTWS’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

CTWS, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of CTWS and SJW Group securities in respect of the proposed transaction between CTWS and SJW Group. Information regarding CTWS’s directors and officers is available in CTWS’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by CTWS and SJW Group. These documents will be available free of charge from the sources indicated above.

Connecticut Water Contacts

Daniel J. Meaney, APR

Director, Corporate Communications

(860) 664-6016

dmeaney@ctwater.com

Investors

Mike Verrechia / Bill Dooley

Morrow Sodali, LLC

(800) 662-5200

CTWS@morrowsodali.com

Media

Joele Frank, Wilkinson Brimmer Katcher

Sharon Stern / Barrett Golden / Joseph Sala

(212) 355-4449